

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4631

July 11, 2016

<u>Via E-Mail</u>
Mr. Brant Cochran
Chairman and Chief Executive Officer
Dynamic Enviro, Inc.
9100 Kiln Waveland Cutoff Road
Waveland, MS 39520

> **Re:** **Dynamic Enviro, Inc.**
> **Registration Statement on Form S-1**
> **Filed June 15, 2016**
> **File No. 333-212030**

Dear Mr. Cochran:

We reviewed your registration statement and have the following comments. In some of our comments we may ask you to provide us information so that we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe that our comments apply to your facts and circumstances or do not believe that an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information that you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We note the disclosure in note 1 to the financial statements and elsewhere that you assumed in January 2015 the principal business operations of Dynamic Environmental, Inc., a related company with the same sole director as the company, by continuing the principal business while Dynamic Environmental, Inc. ceased operations of its principal business. Expand the disclosure in the registration statement, including the business section, to discuss in sufficient detail the business purpose and the cost of assuming the principal business operations of Dynamic Environmental, Inc.

2. Advise us of all other registration statements of companies for which your directors and officers may have acted as a promoter or in which your directors and officers had a controlling interest. Describe in detail the nature and extent of the direct or indirect relationship between your directors and officers and those companies and their affiliates. Indicate which companies are now viable or dormant and which businesses have been modified and restated from that described in their offering documents, noting the companies that are still actively reporting with the Commission.

Registration Statement's Facing Page

3. The EDGAR system indicates that your primary standard industrial classification code number is 4950 and not 4959. Please revise.

Summary, page 4

4. Please disclose here that you have a going concern opinion from your auditors and the amount of you net losses.

Corporate Background, page 4

5. Please disclose the purpose of the dissolution in Illinois and reorganization.

6. We note your disclosure that the company was incorporated in the state of Florida in October 2014 but did not commence operations until on or about January 31, 2015 subsequent to the assumption of the operations of Dynamic Environmental, Inc. We further note that on October 20, 2015, Dynamic Environmental, Inc. was dissolved in the state of Illinois and that the company no longer conducted business through Dynamic Environmental, Inc. even though Dynamic Environmental, Inc. ceased providing services in February 2015. Please expand your disclosures to clarify how much revenues and net income (losses) for the years ended December 31, 2014 and December 31, 2015 are attributed to the previously dissolved Dynamic Environmental, Inc. business, and confirm whether those were included in your financial statements for each of the periods presented in this Form S-1. Please also clarify the types of services that were being performed by Dynamic Environmental, Inc. and how, if any, they were different from the services that the company is currently providing as outlined on page 22 of this Form S-1.

The Offering, page 6

7. We note the statement "We will use the proceeds from the sales of our common stock to the Selling Security Holders for general working capital." Please clarify whether you will be retaining the proceeds of the sales by selling security holders. If so, please name these security holders as underwriters, and revise your registration statement to provide information for a primary offering.

Risk Factors, page 7

8. Disclosure in notes 8 to the financial statements on pages F-10 and F-17 indicates that your revenues were concentrated among three customers as of December 31, 2015 and December 31, 2014 and during the three months ended March 31, 2016 and March 31, 2015. Advise what consideration you have given to risk factor disclosure of this customer concentration. Additionally, expand the business section to discuss this customer concentration.

<u>Our ability to raise capital in the future may be limited…, page 8; Should we fail in our expansion plans…, page 8; Our financial results may be adversely affected if we are unable to execute on our marketing strategy, page 8</u>

9. Quantify the known or estimated additional funds that you will require to pursue your expansion opportunities, including establishing service centers, and conducting a marketing campaign.

<u>Our shares may not become eligible to be traded electronically…, page 14</u>

10. The phrase "If we become able to have our shares of common stock listed on the" appears to be incomplete. Please revise.

<u>Future sales and issuances of our capital stock or rights to purchase capital stock could result in additional dilution of the percentage ownership of our stockholders and could cause our stock price to decline, page 14</u>

11. The last three paragraphs in this risk factor appear to be different and should be under their own headings.

Selling Security Holders, page 18

12. Describe briefly how each of the selling security holders acquired the shares of common stock being offered for resale under this registration statement.

13. We note that some selling security holders have the same surname. For example, refer to Kevin Cunningham and Patricia Cunningham. Disclose the relationship, if any, of selling security holders who have the same surname.

14. Disclosure under "Recent Sales of Unregistered Securities" on page 43 indicates that 50,000 shares of common stock were issued to Type A Partners, the principal of which is Stephanie Lee, one of the selling security holders, based on instructions by Todd Heinzl, the principal of Governance Box. Tell us what relationship, if any, there is between and among Governance Box, Todd Heinzl, Type A Partners, and

Stephanie Lee and the business purpose of Mr. Heinzl's instructions to issue 50,000 shares of common stock to Type A Partners.

Geographic Territory, page 25

15. In light of the fact that you appear to have only one Mississippi based service center, please explain how your services are available in all 50 states. Clarify how many service centers you have and the service radius of each.

Environmental Regulation, page 26

16. Please disclose what material expenditures, if any, you have for compliance with environmental regulations.

Stock Purchase Agreement with Emerging Markets Consulting, LLC, page 27; Stock Purchase Agreement with Rainmaker Group Consulting, LLC, page 28; Marketing Agreement with George Gros, page 28

17. Disclosures indicate that you also have a verbal agreement with each of these parties. If you are party to an oral contract that would be required to be filed as an exhibit under Item 601(b)(10) of Regulation S-K if it were written, you should provide a written description of the contract similar to that required for oral contracts or arrangements under Item 601(b)(10)(iii) of Regulation S-K. For guidance you may wish to refer to Question 146.04 in the Regulation S-K section of our Compliance and Disclosure Interpretations available on the Commission's website.

Independent Consulting Agreement with Emerging Markets Consulting, LLC, page 28; Independent Consulting Agreement with Rainmaker Group Consulting, LLC, page 28; Consulting Agreement with the Governance Box, page 28; Marketing Agreement with George Gros, page 28

18. Disclose the duration or term of each agreement.

Description of Property, page 28

19. Advise what consideration you have given to filing your administrative office and service center leases as exhibits to the registration statement. See Item 601(b)(10) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 29

20. We note your disclosure of the comparative results for revenues and net profit/net loss for the years ended December 31, 2015 and December 31, 2014 and for the

periods ended March 31, 2016 and March 31, 2015 which does not include any discussion and analysis of the underlying reasons for the significant increases in both revenues, gross profit, and net losses for each of the periods presented. Please significantly enhance your disclosures to provide a fulsome analysis of the factors that materially affected the amount of reported revenue, gross profit, and net loss for each of the periods presented. Your discussion should include also any disclosures around any known trends or uncertainties that impacted your results and that are reasonably expected to continue to impact your results in the future. Finally, as it relates to the material changes in revenue, please ensure that your disclosures include the extent to which such increases are attributable to increases in prices or to increases in the volume or amount of goods or services being sold or to the introduction of new products or services for each of the periods presented. Refer to Item 303(A)(3)(iii) of Regulation S-K and Sections 501.04 and 501.12 of the Financial Reporting Codification.

21. In accordance with Financial Reporting Codification 607.02, your discussion of liquidity should provide prominent disclosure of the facts and circumstances that led to your accountant´s report containing substantial doubt about your ability to continue as a going concern, and you should disclose management´s viable plans to overcome this uncertainty. Your current disclosures do not appear to provide a detailed picture of your expenditure and cash needs along with constraints over the next 12 months and management's plans to alleviate such constraints. As such, please expand your discussion to include a detailed description of the expected sources and demands for cash over the 12 months following the most recent balance sheet date presented in your filing. If your monthly cash outflows are expected to be consistent, you may wish to present the detail of those monthly outflows in tabular form for the ease of your readers. Otherwise, your cash outflows should be described and quantified in narrative form. You should describe also in more detail your expected sources of cash to meet these demands.

22. Given your lack of material revenues and a history of losses, disclose how you intend to satisfy the costs that you will incur as a result of becoming a public company upon the resale registration statement's effectiveness, including costs associated with being a reporting company under the Exchange Act. We note that you will receive no proceeds from the sale of the shares of common stock by the selling security holders and that you are paying all expenses for the registration of those shares of common stock.

23. Please quantify and provide an analysis of the impact of critical accounting estimates on your financial position and results of operations for the periods presented. Please disclose also the effect of changes in critical accounting estimates between periods to the extent such changes had a significant effect on your financial position or operating results. In addition, please include a qualitative and quantitative analysis of the sensitivity of reported results to changes in assumptions, judgments, and estimates

when reasonably likely changes in assumptions, judgments, and estimates would have a material effect on your financial condition or operating performance. Please refer to Item 303 of Regulation S-K and Section 501.14 of the Financial Reporting Codification.

24. Please update your critical accounting policies section to reflect also the fact that the company has elected to take advantage of the extended transition provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards and that such election may cause your financial statements and critical accounting policy elections not to be comparable to companies that comply with public company effective dates.

Brant Cochran, page 33

25. We note the phrase "From month/year to month/year" in the second sentence. Specify the months and years to which you are referring.

Compensation of Director, page 35

26. Disclosure that Mr. Brant Cochran is your sole director is inconsistent with disclosure on page 38 and elsewhere that you have three directors. Please reconcile the disclosures.

Transactions with Related Persons, Promoters and Certain Control Persons, page 39

27. We assume that the amount owed "as of June 14, 2015" to your chief executive officer is $42,685 should read that the amount owed as of June 14, 2016 to your chief executive officer is $42,685. Please revise.

28. Identify any promoter of Dynamic Enviro, Inc., and disclose any transactions with any promoter. See Item 404(c) of Regulation S-K.

Legal Matters, 40

29. Include counsel's address as required by paragraph 23 of Schedule A to the Securities Act.

Where You Can Find More Information, page 40

30. We note the "not necessarily complete" disclaimer in the third sentence. Clarify that statements made in the prospectus about the contents of any contract or other document filed as an exhibit to the registration statement include the material provisions of the contract or other document.

Nature of Operations, F-6

31. We note your disclosure that the company assumed the principal business operations of Dynamic Environmental, Inc., a related company with the same sole director as the company in January 2015. Please tell us and expand your disclosures to discuss what the specific terms and conditions of the transaction were, including the consideration paid, the shares transferred, and how the company accounted for the transaction for US GAAP purposes. Specifically, please tell us how you considered the guidance in ASC 805 and whether the transaction was considered a business combination under that guidance.

Recent Sales of Unregistered Securities, page 43

32. State the value of the 200,000 restricted common stock shares issued on May 23, 2016 to Mr. George Gros in return for marketing services to be rendered by Mr. Gros. See Item 701(c) of Regulation S-K.

Signatures, page 46

33. The registration statement must be signed also by your controller or principal accounting officer. Further, any person who occupies more than one of the specified positions, for example, principal financial officer and controller or principal accounting officer, must indicate each capacity in which he signs the registration statement. See Instructions 1 and 2 to "Signatures" on Form S-1, and revise.

Exhibit 5

34. Since the shares of common stock being registered for resale are already issued and outstanding, revise the two bullet point statements to make that fact clear and to state that the shares currently are legally issued, fully paid, and non-assessable. For guidance you may wish to refer to Section II of Staff Legal Bulletin No. 19 (CF) on legality opinions in registered offerings available on the Commission's website.

Closing

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, if you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act and the Securities Exchange Act as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Ameen Hamady, Staff Accountant, at (202) 551-3891 or Alfred P. Pavot, Jr., Staff Accountant, at (202) 551-3738 if you have questions about comments on the financial statements and related matters. You may contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Craig E. Slivka, Special Counsel, at (202) 551-3729 if you have any other questions.

Very truly yours,

/s/ Craig E. Slivka, for

Pamela A. Long
Assistant Director
Office of Manufacturing and Construction

<u>Via E-mail</u>
Frederick M. Lehrer, Esq.
Frederick M. Lehrer, P.A.
600 River Birch Court, 1015
Clermont, FL 34711